

Mail Stop 4631

February 4, 2010

By U.S. Mail and Facsimile

Mr. Patrick W. Cavanaugh
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended October 3, 2009**
> **Definitive Proxy Statement on Schedule 14A filed January 19, 2010**
> **File No. 001-10684**

Dear Mr. Cavanaugh:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 3, 2009

Item 1. Business, page 2

1. In future filings, please disclose your revenues from U.S. customers over the last three fiscal years. Alternatively, provide a cross-reference to this information in your financial statements. See Item 101(d)(1)(i)(A) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…, page 20

2.   We note from your disclosure on page 39 that your amended domestic credit facility restricts your ability to declare or make cash dividends in excess of certain amounts. In future filings, please discuss under this heading all material limitations on your ability to pay cash dividends. Alternatively, provide a cross-reference to the specific discussion of these restrictions in your management's discussion and analysis and in your financial statements. See Item 201(c)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 22

Liquidity and Capital Resources, page 37

3.   We note from Note 13 to your consolidated financial statements that you had a foreign credit facility in the amount of $58.6 million at September 30, 2009. In future filings, please discuss the material terms of this credit facility and file or incorporate by reference the underlying credit agreement as a material contract. Alternatively, tell us why you believe this credit facility is immaterial. See Items 303(a)(1) and 601(b)(10) of Regulation S-K.

Item 8 – Financial Statements and Supplementary Data, page 46

Note 13 – Credit Facilities and Indebtedness, page 73

3.25% Convertible Notes, page 75

4.   We note that your 3.25% Convertible Notes are convertible into 50.0808 shares of IGT Common Stock, representing a conversion price of $19.97 per share. Upon conversion, a holder will receive cash up to the aggregate principal amount of each note and shares of your common stock for any conversion value in excess of the principal amount as determined per the indenture. The conversion rate is adjustable upon the occurrence of certain events as defined in the indenture. With reference to these specific conversion terms, please provide us with your analysis of how you determined the embedded conversion option is not required to be bifurcated, classified as a liability, and marked-to-market each reporting period. Your analysis should clearly address FASB ASC 815-15-25-1 and FASB ASC 815-40, as appropriate.

Note Hedges, page 76

5.   Please supplementally provide us and revise future filings with a more specific discussion of the provisions of the convertible note hedges, including how you determined the initial and subsequent accounting and disclosure requirements. Please cite the accounting literature you relied on.

Warrants, page 76

6.   Please supplementally explain to us both the anti-dilution provisions and "other customary adjustments" related to your warrants. In addition, given the aforementioned provisions of such warrants, please tell us what consideration you have given to the accounting guidance provided by FASB ASC 815-40-15.

Item 9A. Controls and Procedures, page 92

7.   We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Item 12. Security Ownership of Certain Beneficial Owners and Management…, page 93

8.   We note that you have securities remaining available for future issuance pursuant to more than one equity compensation plan. In future filings, please provide the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 94

9.   We note that you have omitted the schedules and exhibits referenced in your Second Amended and Restated Credit Agreement filed as exhibit 10.17. In your next Exchange Act report, please file a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein.

Definitive Proxy Statement on Schedule 14A filed January 19, 2010

Executive Compensation, page 18

Compensation Discussion and Analysis, page 18

Fiscal 2009 Compensation – Pay Position Philosophy, page 20

10.   We note that you target individual elements of compensation as well as total
        direct compensation relative to peer group and survey data. In future filings,
        please disclose where compensation for each named executive officer actually fell
        relative to such targets. See Item 402(b)(2)(xiv) of Regulation S-K.

                                    *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in
        their filings;
    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and
    •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of
        the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant